1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 9, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION

A letter from the board of directors of Aluminum Corporation of China Limited (the "Company") is set out on pages 1 to 4 of this circular.

A Notice of the 2007 Annual General Meeting dated March 25, 2008 convening the Annual General Meeting ("AGM") of the Company to be held at 9:00 a.m. on Friday, May 9, 2008, at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China was set out at the end of the 2007 Annual Report of the Company published on March 25, 2008; and a Supplemental Notice of the 2007 Annual General Meeting dated April 9, 2008 is set out at the end of this circular. Whether or not you are able to attend the AGM, you are requested to complete the accompanying revised form of proxy and reply slip in accordance with the instructions printed thereon and return them to the Office of the Secretary to the Board of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing 100082, People's Republic of China, as soon as possible and in any event by not later than 24 hours before the time appointed for holding the AGM or any adjournment thereof. Completion and return of the revised form of proxy will not preclude you from attending and voting at the AGM should you so wish.

April 9, 2008

* For identification purpose only.

CONTENTS

Page

LETTER FROM THE BOARD OF DIRECTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

1. Proposed amendments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

2. Further information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

3. Procedure to demand a poll at the AGM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

SUPPLEMENTAL NOTICE OF THE 2007 ANNUAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

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LETTER FROM THE BOARD OF DIRECTORS

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhiman Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal Code: 100082
Non-executive Directors:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhiman Street
Independent non-executive Directors:	Haidian District
Mr. Poon Yiu Kin, Samuel	Beijing
Mr. Kang Yi	The People's Republic of China
Mr. Zhang Zhuoyuan	Postal Code: 100082

Principal place of business
in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

April 9, 2008

To the Shareholders Dear Sir or Madam,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	PROPOSED AMENDMENTS

The purpose of this circular is to provide you with information in connection with the proposed amendments to the Articles of Association of the Company (the "Articles") by way of a special resolution and to enable you to make a decision on whether to vote for or against the special resolution referred to.

* For identification purpose only.

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LETTER FROM THE BOARD OF DIRECTORS

Reference is made to the Notice of the 2007 Annual General Meeting dated March 25, 2008 ("AGM Notice") which sets out the resolutions to be considered by the shareholders at the Annual General Meeting ("AGM") to be held at 9:00 a.m. on Friday, May 9, 2008 at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China ("PRC").

At the AGM, which will be held as originally scheduled, approval of the shareholders will be sought to amend the Articles in order to:

(i)	expand the scope of business of the Company to include production, sales, loading, unloading and transportation of autoclaved fly ash brick; and

(ii)	permit the use of machine imprinted Company's seal or share seal on the Company's share certificates.

The relevant resolution is set out as Special Resolution No. 13 in the Supplemental Notice of the 2007 Annual General Meeting and was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the issued shares of the Company, pursuant to Article 67 of the Articles and in compliance with applicable laws.

The Directors of the Company consider that the proposals are in the interests of the Company and its shareholders and accordingly recommend that all shareholders vote in favour of the Special Resolution No. 13 to be proposed at the forthcoming AGM.

2.	FURTHER INFORMATION

(a)

The H Share register of members of the Company will be closed from Wednesday, April 9, 2008 to Friday, May 9, 2008 (both days inclusive), during which period no transfer of the Company's H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Tuesday, April 8, 2008, are entitled to attend and vote at the AGM and to receive the proposed final dividend for the year ended 2007 after completing the registration procedures for attending the meeting. The address of Hong Kong Registrars Limited, the H Share Registrar of the Company, is at 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return it to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, April 18, 2008. The address of the Secretary of the Office to the Board of Directors of the Company is at No. 62 North Xizhimen Street, Haidian District, Beijing 100082, People's Republic of China. Tel: 86-10-8229-8103/86-10-8229-8162 Fax: 86-10-8229-8158.

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for 2007.

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LETTER FROM THE BOARD OF DIRECTORS

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the revised form of proxy, and if the revised form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in sub-paragraph (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, sub-paragraph (c) to (d) also apply to holders of Domestic Shares, except that the revised proxy form or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in sub-paragraph (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)

In light of the Special Resolution No.13 to be voted upon at the Annual General Meeting as outlined above, it is enclosed in this Circular a revised proxy form for use at the Annual General Meeting. Whether or not you are able to attend the Annual General Meeting, you are requested to complete, sign and return the enclosed revised proxy form for the Annual General Meeting in accordance with the instructions printed thereon.

Important: The form of proxy dispatched together with the 2007 Annual Report of the Company is superseded by the revised form of proxy enclosed herewith.

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LETTER FROM THE BOARD OF DIRECTORS

3.	PROCEDURE TO DEMAND A POLL AT THE AGM

Pursuant to Article 81 of the Articles, a poll may be demanded at the AGM, before or after a vote is carried out by a show of hands:

*	by the chairman of the meeting;

*	by at least two shareholders present in person or by proxy entitled to vote at the meeting; or

*	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Yours faithfully, For and on behalf of the board of Directors of Aluminum Corporation of China Limited* Xiao Yaqing Chairman

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SUPPLEMENTAL NOTICE OF THE 2007 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Reference is made to the Notice of the 2007 Annual General Meeting dated March 25, 2008 ("AGM Notice") which sets out the resolutions to be considered by shareholders at the Annual General Meeting ("AGM") to be held at 9:00 a.m. on Friday, May 9, 2008 at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China ("PRC").

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM, which will be held as originally scheduled, will consider and, if thought fit, the passing of the following by way of special resolution in addition to the resolutions set out in the AGM Notice. The proposed special resolution was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the issued shares of the Company, pursuant to Article 67 of the Articles of Association ("Articles") of the Company and in compliance with applicable laws.

SPECIAL RESOLUTION

13.	To consider and approve the following resolution by way of special resolution:

THAT, subject to the necessary approval of the relevant PRC authorities, Articles 13 and 39 of the Articles be amended as follows:

Article 13

By inserting the words "production, sales, loading, unloading and transportation of autoclaved fly ash brick" in relation to the scope of business of the Company such that the amended Article 13 will read:

"The business scope of the Company will be as approved by the companies registration authorities.

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering

* For identification purpose only.

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SUPPLEMENTAL NOTICE OF THE 2007 ANNUAL GENERAL MEETING

machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service."

Article 39

By inserting the words "or after being imprinted with the seal", "(including the share seal)", "to imprint the Company seal" and deleting the words "the Company's share seal" such that the amended Article 39 will read:

"Share certificates shall be signed by the legal representative. In case other members of the senior management are also required to sign by the stock exchange on which the Company's shares are listed, such other members of the senior management shall also sign. The share certificates shall become valid after applying the Company's seal (including the share seal of the Company) or after being imprinted with the seal. Authorisation from the board of directors should be obtained to affix the Company seal (including the share seal) or to imprint the Company seal on the share certificates. The signature of the Chairman or other member of the senior management may also be in imprinted form."

By Order of the Board of Directors Xiao Yaqing Chairman

Beijing, PRC April 9, 2008 Notes:

(1)	A revised proxy form is enclosed with this notice. The form of proxy despached together with the 2007 Annual Report of the Company is superseded by this revised form of proxy.

(2)

Please refer to the AGM Notice for details in respect of the other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy, registration procedures, closure of register of members, procedures for demanding a poll to vote on the resolutions and other relevant matters.

As at the date of this notice, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary